[IVI Checkmate Letterhead]

January 31, 2001


Mr. J. J. Poutrel
Chairman and CEO
Ingenico S.A.
9, quai de Dion Bouton
92816 Puteaux Cedex
France

Dear Jean-Jacques:

Further to our conversation of today, I wish to confirm that I have, on behalf of Bert Nordin, Chairman of the Special Committee of the Board, talked to all of the directors. They are in agreement with your proposal to acquire a majority interest in IVI Checkmate Corp. at a price of US$3.00 per share or such other number that both companies' investment bankers agree to and upon which they are able to provide fairness opinions to the respective companies.

It is agreed by IVI Checkmate Corp. that they will not enter into an agreement with any other organization between now and 5:00 p.m. Eastern Standard Time on February 15th, 2001, relating to the issuance of shares of IVI Checkmate Corp.

Yours truly,

/s/ L. Barry Thomson

L. Barry Thomson, P.Eng., C.A.
President and CEO
On behalf of the Special Committee of
the Board of Directors